EXHIBIT 99.1

Brookfield Reinsurance Announces Details of Upcoming Shareholders Meeting

BROOKFIELD, NEWS, June 27, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) today announced that its upcoming annual general and special meeting of shareholders will be held on July 22, 2024 at 10:30 a.m. (Eastern Daylight Time), in a virtual format whereby holders may attend and participate in the meeting via live webcast.

At the meeting, in addition to more routine matters, we will be seeking approval from shareholders to change the name of our company from “Brookfield Reinsurance” to “Brookfield Wealth Solutions.” We will also be seeking approval from shareholders to implement changes designed to simplify and enhance our capital structure, including a re-designation of our class A-1 exchangeable non-voting shares into class A exchangeable limited voting shares of our company (class A shares) and related changes to the terms of the class A shares that will result in no shareholder having the power to vote more than 9.9% of the class A shares, regardless of economic ownership. Shareholders will also be asked to approve the issuance of class A shares in one or more potential future transactions similar in nature to the exchange offer successfully completed by Brookfield Reinsurance in November 2023 and structured to be non-dilutive to our shareholders or to Brookfield Corporation.

Sachin Shah, CEO of Brookfield Reinsurance said, “Our business has grown significantly since our inception in 2021, and today offers a diverse line of wealth and retirement solutions. The proposed changes are intended to better reflect the nature of our business and further enhance our capital structure as we position ourselves for future growth.”

A management information circular containing the details of the meeting and the matters to be presented and voted on will be mailed soon to all Brookfield Reinsurance shareholders of record as of market close on June 21, 2024, and will also be available shortly through the SEC’s website at http://www.sec.gov, on Brookfield Reinsurance’s SEDAR+ profile at www.sedarplus.ca and on Brookfield Reinsurance’s website at bnre.brookfield.com.

The Toronto Stock Exchange has granted Brookfield Reinsurance an extension to hold its annual general shareholder meeting this year on or before July 22, 2024.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE; TSX: BNRE, BNRE.A) is a leading wealth solutions provider, focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN).

For more information, please visit our website at bnre.brookfield.com.

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Forward Looking Statements

This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, statements regarding the timing of the annual general and special meeting of shareholders and the impact of the matters to be voted on by shareholders on our capital structure and the liquidity of our shares, statements about our intentions to change the name of our company and plans regarding potential future transactions involving the issuance of its class A shares constitute forward looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.